

Mail Stop 4631

November 3, 2009

<u>via U.S. mail and facsimile</u>

Paulo Penido Pinto Marques, CFO
National Steel Company
Av. Brigadeiro Faria Lima, 3,400 – 20th floor
04.538-132, Sao Paulo - SP, Brazil

   RE: National Steel Company
      Form 20-F for the Fiscal Year Ended December 31, 2008
      Filed June 30, 2009
      File No. 1-14732

Dear Mr. Marques:

  We have reviewed your response letter dated October 23, 2009, and have the following additional comments. We are asking you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>10 Investments in affiliated companies and companies under common control, page FS-29</u>

1. To allow us to better understand your accounting for the decline in your ownership interest in NAMISA, please provide us with the three agreements comprising the Strategic Partnership Agreement. Please note that if you wish to have this information treated as confidential, please refer to Freedom of Information Act Rule 200.83. Please refer to Rule 418 of the Securities Act and Rule 12b-4 of the Exchange Act if you plan to seek return of this information. In order to facilitate the return of the Strategic Partnership Agreement, please include a self-addressed, postage paid package. Alternatively you may request that we shred and dispose of the materials. With regards to the filing of the Strategic Partnership Agreement as an exhibit to your Form 20-F, you must request confidential treatment of information otherwise required to be disclosed in a Form 20-F. See Rule 24b-2 under the Exchange Act. Submit promptly a confidential treatment request to the Commission's Office of the Secretary for the portions of the agreements for which you are seeking confidential treatment. In preparing the confidential treatment request, you may wish to refer to our February 28, 1997 Staff Legal Bulletin 1 and our July 11, 200l Staff Legal Bulletin 1A that are available on the Commission's

website at http://www.sec.gov. Concurrently, file by amendment to the Form 20-F the portions of the agreements for which you are not seeking confidential treatment.

2. We note your response to comment 12 in our letter dated September 17, 2009, regarding your assessment that Big Jump has substantive participating rights in NAMISA as a result of its acquisition of a 40% interest and the Shareholders' Agreement in accordance with EITF 96-16.

- Please provide us with a more comprehensive discussion of the terms of the "dispute resolution mechanism" in the Shareholders' Agreement. Your discussion should clearly state your assessment of the sixth factor within the "Factors to Consider" section of EITF 96-16. For example, please explain the specific instances in which CSN may use the call option and when Big Jump may use the put option. Please provide a detailed explanation of how the Agreement states the consideration is to be determined. Please explain how you determined that Big Jump's initial investment to acquire its 40% interest in NAMISA results in Big Jump being considered a significant source of financing. In this regard, please provide us with a detailed understanding of the terms in the Shareholders Agreement that addresses subsequent financing of NAMISA's operations (i.e., is CSN and Big Jump required to equally share in providing liquidity to NAMISA, if needed).

- Please provide us with a more comprehensive understanding as to rights provided to Big Jump in the Shareholders' Agreement and how you determined that Big Jump's rights are substantive participating rights rather than protective or participating rights. For example, we note that 61% of NAMISA's shareholders are required to approve the annual operating budget and management compensation. Please explain to us what happens if the annual operating budget or management compensation do not receive the required 61% approval. We also note that 61% of shareholders are required to approve the incurrence of debt over US$150 million. Please clarify for us the expectations for NAMISA to require the issuance of debt in excess of US$150 million. Please clarify if the requirement that the declaration of dividends requires 61% shareholder approval is for customary/expected dividends or for extraordinary dividends. Refer to Exhibit 96-16A for guidance.

3. We note from your response to comment 15 in our letter dated September 17, 2009, that you recognized the US$1.7 billion gain from the decrease in your interest in NAMISA as part of the investment in affiliated companies. Please provide us with the journal entries you recorded for NAMISA's issuance of new shares to Big Jump and the corresponding decrease in your ownership interest in NAMISA, including the authoritative literature that supports your accounting.

<u>General</u>

4. Please note that once we have received your comprehensive responses to the above comments and a copy of the Strategic Partnership Agreement, we will complete our review of your responses to our comment letter dated September 17, 2009.

*   *   *   *

  As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

  You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

  Sincerely,

  Terence O'Brien
  Accounting Branch Chief